BRIDGEWAY FUNDS, INC.

Two Portland Square

Portland, ME 04101

July 9, 2007

VIA EDGAR

Branch of Document Control

United States Securities and Exchange Commission

100 F Street, NE

Stop 1-4

Washington, DC 20549

Re:	Bridgeway Funds, Inc. (the “Fund”)

File Nos. 033-72416; 811-08200

CIK: 0000916006

Ladies and Gentlemen:

On behalf of the Fund, I attach the following documents for filing pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1940 Act”):

1.	A copy of Investment Company Blanket Bond No. 469PB0782, a fidelity bond, in the amount of $2,500,000 (the “Bond”), (Exhibit 99.1); and

2.	An officer’s certificate certifying the resolutions approved at a meeting of the Board of Directors held on May 18, 2007, at which a majority of the Directors who are not “interested persons” of the Fund as defined by Section 2(a)(19) of the 1940 Act have approved the amount, type, form and coverage of the Bond (Exhibit 99.2).

The Fund paid the premium of $6,275.00 for the period commencing June 30, 2007 and ending June 30, 2008.

If you have any questions concerning this filing, please do not hesitate to call me collect at (207) 822-6119.

Sincerely,

/s/ Lina Bhatnagar
Lina Bhatnagar
Specialist, Fund Administration